UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

OMB Number 3235-0058	SEC File Number 000-14691	CUSIP Number 817209307

(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SENETEK PLC.

Full Name of Registrant

Former Name if Applicable

831A LATOUR COURT, SUITE A

Address of Principal Executive Office (Street and Number)

NAPA, CALIFORNIA 94558

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
√	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 10, 2010 Senetek announced the completion of a $3.0 million financing, the termination of its Chief Executive Officer and its Chief Financial Officer, the appointment of John P. Ryan as Chief Executive Officer and Howard Crosby as President and the resignation and appointment of certain members of its Board of Directors.

On April 7, 2010, Senetek consummated the purchase for $5.0 million from a partnership that is majority owned by Platinum Partners Value Arbitrage Fund of an interest in $7.0 million of amounts owed to the fund pursuant to outstanding notes and contractual rights of Firstgold Corporation, a debtor-in-possession under Chapter 11 of the U.S. Bankruptcy Code (United States Bankruptcy Court, District of Nevada - Case #10-50215).

On May 10, 2010 Senetek dismissed its accountants and retained a new accounting firm.

On May 14, 2010, Senetek Plc (the “Company”) entered into a Participation Agreement (“Agreement”) with SDX Resources, Inc (“SDX”) in which the Company purchased a 15%  working interest in certain oil and gas leases located in Dawson County, Texas (“Subject Leases”) of which SDX is the Lessee of record, for $108, 397.

The Company will require an extension of time to file its Form 10-Q for the quarter ended June 30, 2010 in order to allow Senetek’s management team and new accountants sufficient time to ensure the accuracy and completeness of the the financial statements and disclosures, including with respect to the abovementioned events.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

John P. Ryan	(707)	226-3900
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	√	No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the quarter ended June 30, 2010 decreased by approximately $650,000 from the net loss for the quarter ended June 30, 2009. The decreased net loss is primarily due to an overall reduction in   expenses resulting from the divestiture of the majority of the skincare segment in the first quarter of 2010.

SENETEK PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2010	By	/s/ John P. Ryan	Title:	Chairman of the Board and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).